UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 10)1

Ellomay Capital Ltd.

(Name of Issuer)

Ordinary Shares, NIS 10.00 par value per share

(Title of Class of Securities)

M39927120

(CUSIP Number)

Kanir Joint Investments (2005) Limited Partnership

32A Hararzel Street

Tel Aviv 69710, Israel

Tel: +972-54-832-6385

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 14, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M39927120

1	NAME OF REPORTING PERSON

Kanir Joint Investments (2005) Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,157,714*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

5,176,326*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,605,845*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.7%*
14	TYPE OF REPORTING PERSON

PN

______________________

* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Kanir Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Nechama Reporting Persons. The Kanir Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Nechama Reporting Persons.

2

CUSIP NO. M39927120

1	NAME OF REPORTING PERSON

Kanir Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,157,714*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

5,176,326*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,605,845*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.7%*
14	TYPE OF REPORTING PERSON

CO, HC

______________________

* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Kanir Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Nechama Reporting Persons. The Kanir Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Nechama Reporting Persons.

3

CUSIP NO. M39927120

1	NAME OF REPORTING PERSON

Menahem Raphael
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		454,524
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,157,714*
PERSON WITH	9	SOLE DISPOSITIVE POWER

454,524
	10	SHARED DISPOSITIVE POWER

5,176,326*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,060,369*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.7%*
14	TYPE OF REPORTING PERSON

IN, HC

______________________

* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Kanir Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Nechama Reporting Persons. The Kanir Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Nechama Reporting Persons.

4

CUSIP NO. M39927120

1	NAME OF REPORTING PERSON

Ran Fridrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		116,787
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,157,714*
PERSON WITH	9	SOLE DISPOSITIVE POWER

116,787
	10	SHARED DISPOSITIVE POWER

5,176,326*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,722,632*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.7%*
14	TYPE OF REPORTING PERSON

IN, HC

______________________

* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Kanir Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Nechama Reporting Persons. The Kanir Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Nechama Reporting Persons.

5

CUSIP NO. M39927120

1	NAME OF REPORTING PERSON

S. Nechama Investments (2008) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,157,714*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

5,176,326*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,551,869*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.9%*
14	TYPE OF REPORTING PERSON

CO

______________________

* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Nechama Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Kanir Reporting Persons. The Nechama Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Kanir Reporting Persons.

6

CUSIP NO. M39927120

1	NAME OF REPORTING PERSON

Shlomo Nechama
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		464,973
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,157,714*
PERSON WITH	9	SOLE DISPOSITIVE POWER

464,973
	10	SHARED DISPOSITIVE POWER

5,176,326*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,016,842*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.0%*
14	TYPE OF REPORTING PERSON

IN, HC

______________________

* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Nechama Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Kanir Reporting Persons. The Nechama Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Kanir Reporting Persons.

7

CUSIP NO. M39927120

1	NAME OF REPORTING PERSON

Bonstar Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		233,258
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER

233,258
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

233,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%*
14	TYPE OF REPORTING PERSON

CO

8

CUSIP NO. M39927120

1	NAME OF REPORTING PERSON

Joseph Mor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		408,258
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

408,258
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

408,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%*
14	TYPE OF REPORTING PERSON

IN, HC

9

CUSIP NO. M39927120

1	NAME OF REPORTING PERSON

Ishay Mor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		408,258
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

408,258
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

408,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%*
14	TYPE OF REPORTING PERSON

IN, HC

10

CUSIP NO. M39927120

This Amendment No. 10 to Schedule 13D (this “Amendment”) amends the Schedule 13D originally filed by Kanir LP and Kanir Ltd. on November 14, 2005, as amended on February 21, 2008, on March 11, 2008, on March 31, 2008, on May 6, 2008, on January 26, 2009, on May 18, 2009, on November 17, 2010, on December 22, 2010 and on August 24, 2013.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following:

Subsequent to the filing of Amendment 9 to Schedule 13D, Kanir LP sold an aggregate of 180,552 Ordinary Shares for an aggregate sale price of $1,452,200.86 after deducting commissions and expenses.

Item 5.	Interest in the Securities of the Issuer

Item 5 is amended and restated as follows:

(a), (b) See the responses to Items 7 through 11 and 13 of the cover pages to this Schedule 13D.

The ownership percentages set forth in this Amendment are based on 10,679,094 Ordinary Shares outstanding as of May 20, 2019 (as reported in the Issuer’s Proxy Statement contained in its Form 6-K as filed with the SEC on May 15, 2019) (which does not include a total of 258,046 Ordinary Shares held as treasury shares under Israeli law, all of which were repurchased by the Issuer) plus an additional 800,000 Ordinary Shares sold in a private placement for a total of 11,479,094 Ordinary Shares.

Kanir LP currently holds 2,605,845 Ordinary Shares, which constitutes approximately 22.7% of the outstanding Ordinary Shares. Kanir Ltd. in its capacity as the general partner of Kanir LP has the voting and dispositive power over the Ordinary Shares directly beneficially owned by Kanir LP. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the Ordinary Shares beneficially owned by Kanir LP. Messrs. Raphael and Fridrich are the sole directors of Kanir Ltd. As a result, they may be deemed to indirectly beneficially own the Ordinary Shares beneficially owned by Kanir LP. Messrs. Raphael and Fridrich disclaim beneficial ownership of such Ordinary Shares.

Nechama Investments currently holds 3,551,869 Ordinary Shares, which constitutes approximately 30.9% of the outstanding Ordinary Shares, and Mr. Nechama currently holds 464,973 Ordinary Shares individually, which constitute approximately 4.1% of the outstanding Ordinary Shares. Mr. Nechama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any Ordinary Shares beneficially owned by Nechama Investments, which constitute 35.0% of the outstanding Ordinary Shares in the aggregate.

By virtue of the 2008 Shareholders Agreement, the Kanir Reporting Persons and the Nechama Reporting Persons may be deemed to be members of a group that holds shared voting power with respect to 6,157,714 Ordinary Shares, which constitutes approximately 53.6% of the outstanding Ordinary Shares, and holds shared dispositive power with respect to 5,176,326 Ordinary Shares (the so-called “Restricted Shares” under the 2008 Shareholders Agreement), which constitute 45.1% of the outstanding Ordinary Shares. Accordingly, Mr. Nechama may be deemed to beneficially own approximately 57.7% of the Outstanding Ordinary Shares, Mr. Raphael may be deemed to beneficially own approximately 57.6% of the Outstanding Ordinary Shares and Mr. Fridrich may be deemed to beneficially own approximately 54.7% of the Outstanding Ordinary Shares. Each of the Kanir Reporting Persons disclaims beneficial ownership of the Ordinary Shares beneficially owned by any of the Nechama Reporting Persons, and each of the Nechama Reporting Persons disclaims beneficial ownership of the Ordinary Shares beneficially owned by any of the Kanir Reporting Persons.

11

CUSIP NO. M39927120

Messrs. Joseph Mor and Ishay Mor currently beneficially own 175,000 Ordinary Shares held by a company jointly owned by them and 233,258 Ordinary Shares held by Bonstar, which together constitute approximately 3.6% of the outstanding Ordinary Shares. Bonstar is also a limited partner of Kanir LP and assisted Kanir LP in the financing of the purchase of some of its Ordinary Shares. Accordingly, Bonstar may be deemed to be a member of a group with Kanir LP, although there are no agreements between them with respect to the Ordinary Shares beneficially owned by each of them. The Bonstar Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by any of the other Reporting Persons, and such Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Bonstar Reporting Persons.

(c) See Item 5(a) and 5(b) above. Except as described in this Amendment, no transactions in the Ordinary Shares were effected by the Reporting Persons since the most recent amendment of Schedule 13D.

(d) Not applicable.

(e) Not applicable.

12

CUSIP NO. M39927120

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 1, 2019

KANIR JOINT INVESTMENTS (2005) LIMITED PARTNERSHIP

By:	KANIR INVESTMENTS LTD., its General Partner

By:	/s/ Menahem Raphael
	Name:	Menahem Raphael
	Title:	Director

By:	/s/ Ran Fridrich
	Name:	Ran Fridrich
	Title:	Director

KANIR INVESTMENTS LTD.

By:	/s/ Menahem Raphael
	Name:	Menahem Raphael
	Title:	Director

By:	/s/ Ran Fridrich
	Name:	Ran Fridrich
	Title:	Director

/s/ Menahem Raphael
Menahem Raphael

/s/ Ran Fridrich
Ran Fridrich

S. NECHAMA INVESTMENTS (2008) LTD.

By:	/s/ Shlomo Nechama
	Name:	Shlomo Nechama
	Title:	Director

/s/ Shlomo Nechama
Shlomo Nechama

13

CUSIP NO. M39927120

BONSTAR INVESTMENTS LTD.

By:	/s/ Joseph Mor
	Name:	Joseph Mor
	Title:	Director

/s/ Joseph Mor
Joseph Mor

/s/ Ishay Mor
Ishay Mor

14